Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

North American Palladium Ltd. (the “Company”)

Suite 2350, Royal Bank Plaza, South Tower

200 Bay Street

Toronto, Ontario

M5J 2J2

Item 2	Date of Material Change

March 21, 2013 and March 22, 2013.

Item 3	News Release

News releases with respect to the material changes referred to in this report were issued by the Company on March 21, 2013 and March 22, 2013 through, in each case, the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

Item 4	Summary of Material Change

On March 21, 2013, the Company announced the appointment of Phil du Toit as President and Chief Executive Officer (“CEO”) of the Company, effective March 25, 2013.

On March 22, 2013, the Company announced that it had closed the sale of its Quebec-based gold division, NAP Quebec Mines Ltd. (“NAP Quebec”), to Maudore Minerals Ltd. (“Maudore”).

Item 5	Full Description of Material Change

Appointment of Chief Executive Officer

On March 21, 2013, the Company announced the appointment of Phil du Toit as President and Chief Executive Officer (“CEO”) of the Company, effective March 25, 2013.

Sale of Gold Division

On March 22, 2013, the Company announced that it had closed the sale of its Quebec-based gold division, NAP Quebec, which holds the Vezza mine, the Sleeping Giant mine and mill complex, and its nearby portfolio of exploration properties, to Maudore. A binding agreement in respect of the sale was entered into at closing.

The purchase price paid by Maudore consisted of $18 million in cash and 1.5 million common shares of Maudore, which shares are listed for trading on the TSX Venture Exchange. The shares are subject to a four-month hold period in accordance with Canadian securities laws. An adjustment to the purchase price for gold and silver inventory may result in additional payments to the Company post-closing.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8	Executive Officer

Tess Lofsky

Vice President, General Counsel and Corporate Secretary

(416) 360-8782

Item 9	Date of Report

March 28, 2013